SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) : February 13, 2002 (February 7, 2002)

SIMON PROPERTY GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-14469	046268599
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

115 WEST WASHINGTON STREET INDIANAPOLIS, INDIANA	46204
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **317.636.1600**

Not Applicable
(Former name or former address, if changed since last report)

Item 5. Other Events

On February 7, 2002, the Registrant issued a press release containing information on earnings for the quarter ended December 31, 2001 and other matters. A copy of the press release is included as an exhibit to this filing.

On February 7, 2002, the Registrant held a conference call to discuss earnings for the quarter ended December 31, 2001 and other matters. A transcript of this conference call is included as an exhibit to this filing.

On February 13, 2002, the Registrant made available additional ownership and operation information concerning the Registrant, SPG Realty Consultants, Inc. (the Registrant's paired-share affiliate), Simon Property Group, L.P., and properties owned or managed as of December 31, 2001, in the form of a Supplemental Information package, a copy of which is included as an exhibit to this filing. The Supplemental Information package is available upon request as specified therein.

Item 7. Financial Statements and Exhibits

Financial Statements:

None

Exhibits:

Exhibit No.	Description	Page Number in This Filing
99.1	Supplemental Information as of December 31, 2001	5
99.2	Earnings Release for the quarter ended December 31, 2001	30
99.3	Teleconference Text for the quarter ended December 31, 2001	37

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 13, 2002

SIMON PROPERTY GROUP, INC.

By: /s/ Stephen E. Sterrett
          Stephen E. Sterrett,
          Executive Vice President and
          Chief Financial Officer

SIMON PROPERTY GROUP
Table of Contents
As of December 31, 2001